UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of August, 2006

                             SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                           SPIRENT COMMUNICATIONS PLC

                    ACQUISITION OF IMPERFECT NETWORKS, INC.

London, UK - 10 August 2006: Spirent Communications plc ("Spirent") (LSE: SPT;
NYSE: SPM), a leading communications technology company, today announces that it has acquired the business of Imperfect Networks, Inc. ("Imperfect Networks"), a US based developer of security testing solutions. The acquisition will enable Spirent to deliver enhanced security testing solutions to its customers across a number of markets.

Spirent is paying an initial consideration of $4.0 million (GBP2.2 million), payable in cash on completion, with up to a further $4.0 million (GBP2.2 million) payable depending on the satisfaction of certain technical milestones and revenues to be achieved in 2007. Imperfect Networks is based in Massachusetts and has 11 employees.

Spirent has been the exclusive re-seller of Imperfect Networks' ThreatEx product since 2005 with revenues growing strongly in the first half of this year. When combined with Spirent's market-leading AvalancheTM product, it provides global network equipment manufacturers, service providers and enterprises with a powerful tool for verifying defenses against malicious attacks and helps reduce the risk of costly network downtime due to network threats such as worms, viruses and attacks on voice over IP and wireless LAN services. The ThreatEx business and technology will be integrated into Spirent's Performance Analysis division.

Anders Gustafsson, Chief Executive, commented:

"The acquisition is in line with our strategy to expand our communications business, drive profitable growth and deliver shareholder value. Our major customers are increasingly demanding enhanced security testing solutions. Combining the ThreatEx technology with our existing solutions will strongly position us to meet their needs."

                                    - ends -

Enquiries
Anders Gustafsson, Chief
Executive                         Spirent Communications plc +44 (0)1293 767676
Eric Hutchinson, Chief Financial
Officer

Reg Hoare/Katie Hunt/Libby Young  Smithfield                 +44 (0)20 7360 4900

   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                                 www.uppa.co.uk
                             or tel: 020 7421 6000


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date 10 August, 2006                           By   ____/s/ Michael Anscombe____

                                                    (Signature)*